Av Industrial 675
Lima 1 Perú

Ferreyros

Exemption pursuant to Rule 12g3-2(b) **82-4567**

Submission of: Other information

T 511 336 7070
F 511 336 8331

Lima, August 10th,2007

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
450 Fifth Street N.W.
Washington D.C. 20549-1004
USA

SUPPL

Dear Sirs:

Please find attached the list of our shareholders as of July 31th , had a participation higher than 0.5% of the shares with right to vote.

Faithfully yours

Ferreyros

PATRICIA GASTELUMENDI LUKIS
Gerente de División Finanzas

07025976

PROCESSED
AUG 16 2007
THOMSON
FINANCIAL

www.ferreyros.com.pe

FERREYROS S.A.A.

Jueves, 09 de Agosto de 2007

Sres.
CONASEV
Presente.-

COMUNICACIÓN GENERAL : Comunicación de Accionistas Mayores al 0.5%

De conformidad con lo establecido en el Reglamento de Propiedad Indirecta, Vinculación y Grupos Económicos, aprobado mediante Resolución CONASEV N° 090-2005-EF/94.10, comunicamos la siguiente información:

Empresa: RUC 20100027292 FERREYROS S.A.A.
Periodo: JULIO - 2007

Listado de Acciones Comunes:
Nemonico: FERREYC1
Valor: FERREYROS S.A.
Nro.Total de Acciones: 258,360,000
Nro.Votos x Acción: 1

Listado de Accionistas:

Tipo	Documento	Nombre/Denominación	Cod.Cavli	Nro.Acciones	Porcentaje	Nemónico
PJ	RUC 20100210909	LA POSITIVA SEGUROS Y REASEGUROS S.A.	00074671	1,774,972	0.687015	FERREYC1
PJ	RUC 20215376916	BUSLETT S.A.	00771283	5,755,792	2.227819	FERREYC1
PJ	Otro 091212733 00	HO-FONDO3	00932309	7,335,262	2.839163	FERREYC1
PJ	Otro 09212740 00	PR-FONDO3	00932318	9,768,828	3.781092	FERREYC1
PJ	RUC 20100228352	CORPORACION CERVESUR S.A.A.	00924649	9,163,526	3.546805	FERREYC1
PJ	Otro 027012415	HIBISCUS CAPITAL LTD.	00787983	4,085,990	1.581510	FERREYC1
PJ	Otro 021015391	DUCKTOWN HOLDINGS	00913954	10,893,311	4.216330	FERREYC1
PJ	Otro 038013580	HORSESHOE BAY LIMITED	00852796	16,700,420	6.464011	FERREYC1
PJ	Otro 00932376	RI-FONDO2	00932376	10,548,601	4.082908	FERREYC1
PJ	Otro 09212592 00	RI-FONDO3	00932377	20,446,761	7.914058	FERREYC1
PJ	RUC 20454073143	LA POSITIVA VIDA SEGUROS Y REASEGUROS S.A.	00930744	25,122,189	9.723715	FERREYC1
PJ	Otro 00932306	HO-FONDO2	00932306	15,754,483	6.097880	FERREYC1
PJ	Otro 09212737 00	IN-FONDO3	00932289	15,612,319	6.042855	FERREYC1
PJ	Otro 09212735 00	IN-FONDO1	00932286	1,762,270	0.682099	FERREYC1
PJ	RUC 20137909813	ÑORTENSIA S.A.	00262961	7,742,005	2.996596	FERREYC1
PJ	RUC 20136975669	INTERNATIONAL MACHINERY CO. S.A.	00280140	2,799,049	1.083391	FERREYC1
PJ	RUC 20121047072	FUNDACION MANUEL J. BUSTAMANTE DE LA FUENTE	00319217	1,371,110	0.530697	FERREYC1
PJ	Otro 09212739 00	PR-FONDO2	00932317	11,510,607	4.455259	FERREYC1
PJ	PJ Excep. 00932287	IN-FONDO2	00932287	13,155,803	5.092043	FERREYC1

Tipo	Documento	Nombre/Denominación	Cod.Cavli	Nro.Acciones	Porcentaje	Nemónico
PN Mayor	DNI 08191212	EDUARDO MONTERO ARAMBURU	00001932	12,710,999	4.919879	FERREYC1
PJ	RUC 20171049262	INVERSIONES VARESLI S.A.	00107243	3,872,778	1.498985	FERREYC1
PJ	RUC 20111691631	GONDOMAR S.A.	00031781	2,502,358	0.968555	FERREYC1
PJ	RUC 20468451451	TRANSACCIONES FINANCIERAS S.A.	00853591	2,109,545	0.816514	FERREYC1
PN Mayor	DNI 08243243	BLANCA ARAMBURU DE MONTERO	00912563	1,905,392	0.737495	FERREYC1
PN Mayor	DNI 07277264	OSCAR ESPINOSA BEDOYA	00022556	1,383,717	0.535577	FERREYC1
PN Mayor	DNI 07270871	CARMEN ALVAREZ CALDERON DE FERREYROS	00791256	1,295,705	0.501511	FERREYC1
PN Mayor	DNI 08231540	CARMEN BARRIOS DE MULANOVICH	00260681	1,286,861	0.498088	FERREYC1
PJ	RUC 20514900451	ING.RENTA ACCIONES FMIV	00942445	2,252,744	0.871940	FERREYC1
PJ	RUC 20374940202	INTERFONDO	00194400	2,728,557	1.056107	FERREYC1
PJ	Otro 048000875	CREDICORP LTD.	00305943	2,685,000	1.039248	FERREYC1
PJ	Otro 09224842 00	BCP ACCIONES FMIV	00942063	2,353,482	0.910931	FERREYC1

Cordialmente,

PATRICIA GASTELUMENDI LUKIS
REPRESENTANTE BURSATIL
FERREYROS S.A.A.

END